UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Michael Baker Corporation

(Name of Subject Company)

Michael Baker Corporation

(Name of Persons Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

057149106

(CUSIP Number of Class of Securities)

H. James McKnight

Executive Vice-President, Chief Legal Officer & Corporate Secretary

Michael Baker Corporation

Airside Business Park

100 Airside Drive

Moon Township, Pennsylvania 15108

(412) 269-2532

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Michael C. McLean, Esq.

Kristen L. Stewart, Esq.

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222-2613

(412) 355-6458

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a letter, dated July 29, 2013, from the Office of the Chief Executive to employees of Michael Baker Corporation (“Baker”), relating to the proposed acquisition of Baker by Integrated Mission Solutions, LLC (“IMS”), an affiliate of DC Capital Partners, LLC, and Project Steel Merger Sub Inc., a wholly owned subsidiary of IMS (“Merger Sub”), pursuant to the terms of an Agreement and Plan of Merger, dated July 29, 2013, by and among Baker, IMS and Merger Sub.

The employee letter referenced above was first used or made available on July 29, 2013. In addition, the information set forth under Items 8.01 and 9.01 of the Current Report on Form 8-K filed by Baker on July 29, 2013 (including all exhibits attached thereto) are incorporated herein by reference.

Important Information About the Tender Offer

This filing is not an offer to purchase or a solicitation of an offer to sell securities of Baker. The planned tender offer by IMS for all of the outstanding shares of common stock of Baker has not been commenced. On commencement of the tender offer, IMS will mail to Baker’s shareholders an offer to purchase and related materials and Baker will mail to its shareholders a recommendation statement with respect to the tender offer. IMS will file its offer to purchase with the Securities and Exchange Commission (“SEC”) on Schedule TO, and Baker will file its recommendation statement with the SEC on Schedule 14D-9. Baker shareholders are urged to read these materials carefully when they become available, since they will contain important information, including the terms and conditions of the offer. Baker shareholders may obtain a free copy of these materials (when they become available) and other documents filed by IMS or Baker with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent in the tender offer (when one is selected).

Note with respect to Forward-Looking Statements:

This filing contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction and the risk that the transaction will not close. Factors that could cause actual results to differ materially include the following: the risk that a majority of Baker shares do not tender their stock in the tender offer, the risk that the company experiences a material adverse change giving IMS the right not to close the transaction, the risk that IMS is unable to close on its financing and the risk that Baker’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction. Baker does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors that could affect Baker’s financial results is provided in documents filed by Baker with the SEC, including Baker’s recent filings on Form 10-Q and Form 10-K.

Letter to Baker Employees

July 29, 2013

Fellow Baker Employees:

As announced this morning, Baker has reached an agreement to be acquired by Integrated Mission Solutions, LLC (“IMS”). IMS is an affiliate of DC Capital Partners, LLC (“DC Capital”), a privately held investment firm founded by Thomas J. Campbell and headquartered in Washington, DC. We believe IMS’s operations, capabilities, and customer relationships complement Baker’s engineering businesses. Mr. Campbell and the team at DC Capital have a proven track record of investing in companies that have strong prospects and a reputation for excellence in providing the highest quality of services and solutions to the U.S. Federal Government.

IMS offers U.S. government-focused solutions and services in Engineering and Development and Strategic Intelligence and Technology with more than 2,000 highly certified, security cleared employees worldwide. We believe that our Company was an attractive investment for IMS for a number of reasons, including that we are well known inside the Federal government, in particular the Departments of Defense and Homeland Security, and for providing a broad portfolio of top-quality engineering services. IMS is also attracted to and excited about the capabilities of and prospects for our national Transportation business.

Today’s announcement is the result of a more than six-month process during which our Board of Directors thoroughly and extensively reviewed a broad range of strategic alternatives. We believe that the transaction is a good financial opportunity for our shareholders, including employee shareholders, who through their 401Ks are our largest shareholders. IMS’s offer of $40.50 in cash per share of common stock represents a 37% premium to Baker’s closing share price of $29.60 on July 26, 2013, a 55% premium to the average 90-day share price, and a 93% premium to the share price on December 18, 2012, the day before DC Capital submitted an unsolicited proposal to acquire the Company. In addition, from the employee perspective, IMS was considered a good option because:

•	It helps ensure the future growth of Baker as we can leverage IMS’s knowledge of and relationships with the Federal government to create opportunities for new government contracts.

•	IMS is committed to Baker’s legacy of excellent service and quality work for our clients. IMS and Baker are like minded. We take pride in doing our best for our customers.

•	There is no substantial business overlap in our businesses – the majority of IMS’s business is derived from contracts outside of the U.S. while our principal focus is, of course, inside the U.S.

•

IMS has a diverse customer base with a primary focus on the Classified Intelligence Agencies, Department of State, Department of Defense, Department of Homeland Security, U.S. Army Corps of Engineers, and other federal agencies which complement Baker’s federal, state, and local government customer base.

•	This transaction keeps Baker in the Pittsburgh region. We are a 73-year old iconic brand in our headquarters area and as a good corporate citizen we take pride in our community.

July 29, 2013

We hope you will share our support and enthusiasm for this new chapter for Baker. We are especially proud that IMS has agreed to retain the Baker name, maintain the headquarters in Moon Township, maintain our current salary and benefits for a one-year period, and keep the current organization and staffing essentially intact.

The agreement with DC Capital provides for a cash tender offer of $40.50 per share of Baker common stock to acquire at least a majority of the outstanding shares. Any shares not acquired in the offer will be acquired in a short-form merger at the same cash price as paid in the tender offer. The merger is subject to customary regulatory approvals, including filings under the Hart-Scott-Rodino Antitrust Improvements Act. Assuming these conditions are satisfied, we expect to become part of the IMS family by the end of the third quarter or early in the fourth quarter of 2013.

Until the transaction closes, I am sure you can appreciate that there are many questions we cannot yet answer due to legal constraints, but please reach out to us and we will do our best to respond.

Thank you for your support and belief in a new chapter for Michael Baker Corporation.

Jim McKnight and Mike Zugay

Office of the Chief Executive